August 13, 2025 VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SOPHiA GENETICS SA Registration Statement on Form F-3 Registration No. 333-289270

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form F-3 (File No. 333-289270) (as amended, the “Registration Statement”) of SOPHiA GENETICS SA. We respectfully request that the Registration Statement be declared effective as of 4:00 p.m., Eastern time, on August 15, 2025 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Davis Polk & Wardwell LLP, by calling Sierra Acosta at (212) 450-3504.

Thank you for your assistance in this matter.

Sincerely,

SOPHiA GENETICS SA

By:	/s/ Daan van Well
Name: Daan van Well
Title: Chief Legal & Regulatory Officer